



05036745

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3·3·2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~29598~~ *28763*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING _12/31/04_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Capital Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__One Shackleford Drive, Suite 400__
(No. and Street)

__Little Rock,__   __AR__   __72211__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Max Hooper__   501-221-0400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Bell, Foster, Bowman, Fleming P.A.__
(Name – if individual, state last, first, middle name)

__5420 West Markham__   __Little Rock,__   __AR__   __72205__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC RECEIVED FEB 2 2 2005 WASH. D.C. 152 SECTION

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY	

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Max Hooper_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Equity Capital Corporation_____ , as of __December 31,_____ , 20 _04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Notary Public

_____
Signature

__President_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELL ◇ FOSTER ◇ BOWMAN ◇ FLEMING, P.A.
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Equity Capital Corporation

We have audited the following financial statements of Equity Capital Corporation for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

Financial Statements:

These financial statements and the supplemental schedule discussed below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

5420 West Markham · Little Rock, Arkansas 72205 · 501-663-0990 · Fax: 501-661-0880
Members: American Institute of Certified Public Accountants, Arkansas Society of Certified Public Accountants

In our opinion, such financial statements present fairly, in all material respects, the financial position of Equity Capital Corporation at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 is presented for the purpose of additional analysis and is not a required part of the financial statements of the Company, but is required by Rule 17a-5 under the Securities and Exchange Act of 1934. This computation is the responsibility of the Company's management. Such computation has been subjected to the auditing procedures applied in the audit of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

Bell, Foster, Bowman, Fleming, P.A.

Little Rock, Arkansas   BELL, FOSTER, BOWMAN, FLEMING, P.A.
February 1, 2005

2

EQUITY CAPITAL CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

INCOME
        Commissions $ 1,323

EXPENSES
Insurance	510
Filing fees	4,880
Consulting	2,870
Taxes and licenses	85
Legal and accounting	1,100

Total Expenses   9,445

Net loss before benefit from income taxes   (8,122)

Income tax benefit   1,350

NET LOSS $ (6,722)

See Notes to Financial Statements

EQUITY CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

Cash flows from operating activities

Net Loss	$ (6,772)
Adjustment to reconcile net income to net cash used by operating activities:	
Increase in current income taxes receivable from parent	(1,350)
Increase in accounts payable	25
Net cash used by operating activities	(8,097)
Net decrease in cash and cash equivalents	(8,097)
Cash and cash equivalents – beginning of year	19,857
Cash and cash equivalents – end of year	$11,760

See Notes to Financial Statements

EQUITY CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2004

None

See Notes to Financial Statements

EQUITY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1.   Nature of Operations and Summary of Significant Accounting Policies

   a. Nature of business – Equity Capital Corporation (the "Company") is registered with
       the Securities and Exchange Commission as a broker/dealer pursuant to the National
       Association of Securities Dealers, Inc. (NASD). As a member of NASD, the
       Company markets and sells private securities offerings and life insurance annuities.

       Effective October 1, 1997, the Company became a wholly owned subsidiary of
       Equity Marketing Corporation (the "Parent").

   b. Business environment - The Company operates in an environment wherein the
       Company's success is dependent upon its ability to provide services to businesses in
       need of acquiring capital for business growth. The nature of the demand for services
       provided by the company correlates to a degree with the economy and growth of
       businesses in the community which have a need for the acquisition of additional
       capital.

   c. Cash and cash equivalents – For purposes of the statement of cash flows, the
       Company considers money market accounts with brokerage firms to be considered
       cash and cash equivalents.

   d. Income taxes – The Company participated in the filing of a December 31, 2004
       consolidated income tax return with Equity Marketing Corporation and other
       subsidiaries of Equity Marketing Corporation. The Company accrues income taxes
       as if it were a separate taxpayer.

   e. Estimates – The preparation of financial statements in conformity with generally
       accepted accounting principles requires management to make estimates and
       assumptions that affect the reported amounts of assets and liabilities and disclosure of
       contingent assets and liabilities at the date of the financial statements and the reported
       amounts of revenues and expenses during the reporting period. Actual results could
       differ from those estimates.

EQUITY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2004

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2004, the Company had excess net capital of $6,735 and $25 of accounts payable for consulting fees.

3.   Warrants

The Company purchased 300 warrants of the National Association of Securities Dealers, Inc. for $3,300 to purchase shares of common stock of the NASDAQ Stock Market, Inc. The warrants are exercisable in four tranches beginning on June 28, 2002 and annually thereafter. The tranches expire one year after the exercise date and become void in respect of any shares of common stock underlying any tranche in which warrants are not exercised. The exercise price per share is $13, $14, $15 and $16 per share, respectively. As of December 31, 2004, no warrants have been exercised.

EQUITY CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1

December 31, 2004

Net capital

Total stockholder's equity	$24,752
Less non-allowable assets from statement of financial condition	(13,017)
Net Capital	11,735
Minimum net capital required by Rule 15c3	5,000
Excess net capital	$ 6,735

Reconciliation of computation of net capital per audit report with the Company's December 31, 2004 unaudited FOCUS Report Part IIA:

Total stockholder's equity per audit report	$24,752
Total stockholder's equity per Focus Part IIA	23,401
* Difference	$ 1,351

This difference results from an audit adjustment to adjust the Company's current income taxes receivable account.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
Equity Capital Corporation

We have audited the financial statement of Equity Capital Corporation as of and for the year ended December 31, 2004, and have issued our report thereon date February 1, 2005. As a part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by Generally Accepted Auditing Standards and Rule 17a-5 under the Securities Exchange Act of 1934. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of minimum net capital requirements under Rule 17a-3 (a) (11). Compliance with the requirements for making the periodic computations of the reserve required by Rule 15c3-3 (3); making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 and compliance with Regulation T of the Board of Governors of the Federal Reserve System is not applicable as the Company does not maintain customer accounts and does not handle securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with Generally Accepted Accounting Principles for the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of the inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Bell, Foster, Bowman, Fleming, P.A.

BELL, FOSTER, BOWMAN, FLEMING, P.A.
Certified Public Accountants

Little Rock, Arkansas
February 1, 2005